FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2020 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On June 09, 2020, the Registrant announced its Presentation at
AutoSensOnline Addressing Automotive Radar Technologies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 9, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor to Present at AutoSensOnline Addressing Automotive Radar Technologies

Company’s advanced Sensors, RF & HPA and Power Management platforms provide comprehensive automotive technology solutions

MIGDAL HAEMEK, Israel, June 9, 2020 –Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its participation at AutoSensONLINE 2020 and its online presentation, “Automotive Radar: Technologies and Tradeoffs” presented by Amol Kalburge, Sr. Director of Analog IC Marketing and Head of Tower Semiconductor’s Automotive Program, on June 11, 2020 at 16:30 BST.

The presentation will address the important role Radars are playing in today’s automotive market (as part of vehicle’s ADAS sensors suite) with increasing levels of autonomy, providing an overview of  Radar technologies available today and their various trade-offs. With its unparalleled capability to accurately estimate range and velocity in all weather / lighting conditions, Radar is central to any safety-critical sensing platform. As a result more and more radar sensors are likely to get integrated in a vehicle and the performance of radars, especially resolution and range, is pushed to higher limits in a progressively smaller form factor.

Tower Semiconductor offers a broad range best-in-class analog technology solutions supporting the needs of the automotive semiconductor market. With over two-thirds of automotive IC market being analog (Marketsandmarkets), the Company’s advanced technology platforms are well positioned to serve the rapidly growing ADAS and Electrification segments: SiGe BiCMOS and Silicon Photonics for radar, Lidar and gigabit automotive ethernet; RFSOI and RFCMOS for V2X and 5G communications; CMOS Image Sensors for advanced SPAD, ToF and NIR sensing technologies, and finally, Power Management for smart-power management and high voltage solutions such as EV battery management, regulators, and various drivers.

Tower’s manufacturing facilities hold the Automotive Quality Certification IATF 16949, the industry’s highest standard of quality system for automotive suppliers and maintain a comprehensive quality management program based on AEC-Q100 specifications. In addition, Company’s major process flows are cross-qualified in at least two geographically distinct production sites to ensure customers with supply continuity, capacity flexibility at all times, and enable fast time to market.

For more information about AutoSensONLINE agenda, and attending Tower’s online presentation, please visit the event’s website.

For more information about Tower Semiconductor’s Automotive technology offerings, please click here.

For more information about Tower Semiconductor’s process technology offerings, please click here

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact:                Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact:  Noit Levy | +972-4-604-7066 | noitle@towersemi.com